Exhibit 3.1

Set forth below is the text of the Bylaw amendment, effective March 20, 2017:

The following subsection (4) is added to Article II, Section 12, of our Amended and Restated Bylaws:

(4)       Further Exceptions.  The requirements of subsection 2 regarding the delayed effectiveness of corporate actions taken by written consent and the giving or revoking of written consents for at least 20 days, and the requirements of subsection 3 regarding the engagement of an independent inspector of elections and the consent review process, shall not apply to a consent solicitation conducted by the Corporation on behalf of the Board of Directors when the Corporation has not been advised, and otherwise has no reason to believe, that stockholders of the Corporation are seeking, or intend to seek, consents in opposition or in the alternative to, or revocations of consents granted with respect to, the Corporation’s consent proposal on behalf of the Board of Directors.